SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13G/A
(Amendment No. 2)

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

PharmAthene, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

71714G102
(CUSIP Number)

Not Applicable
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]           Rule 13d-1(b)
[   ]           Rule 13d-1(c)
[   ]           Rule 13d-1(d)

CUSIP No. 71714G102	13G/A

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Prescott Group Capital Management, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION State of Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 7,966,035
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 7,966,035
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,966,035
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.1%**
12		TYPE OF REPORTING PERSON* IA

*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

CUSIP No. 71714G102	13G/A

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Prescott Group Aggressive Small Cap, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION State of Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,966,035
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,966,035
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,966,035
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.1%**
12		TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

CUSIP No. 71714G102	13G/A

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Prescott Group Aggressive Small Cap II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION State of Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,966,035
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,966,035
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,966,035
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.1%**
12		TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

CUSIP No. 71714G102	13G/A

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Phil Frohlich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 7,966,035
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 7,966,035
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,966,035
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.1%**
12		TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

SCHEDULE 13G/A

This Amendment No. 2 (this “Amendment”) to the Schedule 13G filed with the Securities and Exchange Commission (“SEC”) on April 2, 2014 (the “Original Filing”), as amended by that certain 13G/A filed with the SEC on August 14, 2014 (“Amendment No. 1” and together with the Original Filing, the “Schedule 13G”), is being filed to amend Amendment No. 1. Amendment No. 1 was filed with the incorrect subject company central index key (“CIK”) and this Amendment is being filed to correct the error.

This Amendment to the Schedule 13G is being filed on behalf of Prescott Group Capital Management, L.L.C., an Oklahoma limited liability company (“Prescott Capital”), Prescott Group Aggressive Small Cap, L.P., an Oklahoma limited partnership (“Prescott Small Cap”), Prescott Group Aggressive Small Cap II, L.P., an Oklahoma limited partnership (“Prescott Small Cap II” and, together with Prescott Small Cap, the “Small Cap Funds”), and Mr. Phil Frohlich, the principal of Prescott Capital, relating to Common Stock, par value $0.0001 per share (the “Common Stock”), of PharmAthene, Inc., a Delaware corporation (the “Issuer”).

This Amendment relates to shares of Common Stock of the Issuer purchased by the Small Cap Funds through the account of Prescott Group Aggressive Small Cap Master Fund, G.P., an Oklahoma general partnership (“Prescott Master Fund”), of which the Small Cap Funds are general partners.  Prescott Capital serves as the general partner of the Small Cap Funds and may direct the Small Cap Funds, the general partners of Prescott Master Fund, to direct the vote and disposition of the 7,966,035 shares of Common Stock held by the Master Fund.  As the principal of Prescott Capital, Mr. Frohlich may direct the vote and disposition of the 7,966,035 shares of Common Stock held by Prescott Master Fund.  The shares of Common Stock held by the Reporting Persons reported on this Amendment were previously reported on a Schedule 13D/A most recently filed with the Securities Exchange Commission on December 2, 2013.

This Amendment amends and restates the Schedule 13G as set forth below.

Item 1(a)             Name of Issuer.

PharmAthene, Inc.

Item 1(b)             Address of Issuer’s Principal Executive Offices.

One Park Place
Suite 450
Annapolis, Maryland 21401

Item 2(a)             Name of Person Filing.

Prescott Group Capital Management, L.L.C. (“Prescott Capital”), Prescott Group Aggressive Small Cap, L.P. (“Prescott Small Cap”), Prescott Group Aggressive Small Cap II, L.P. (“Prescott Small Cap II” and, together with Prescott Small Cap, the “Small Cap Funds”) and Mr. Phil Frohlich.

Item 2(b)             Address of Principal Business Office, or, if none, Residence.

1924 South Utica, Suite 1120
Tulsa, Oklahoma 74104-6529

Item 2(c)             Citizenship or Place of Organization.

Prescott Capital is an Oklahoma limited liability company. The Small Cap Funds are Oklahoma limited partnerships. Mr. Phil Frohlich is the principal of Prescott Capital and is a U.S. citizen.

Item 2(d)             Title of Class of Securities.

Common Stock, par value $0.0001 per share (the “Common Stock”).

Item 2(e)             CUSIP Number.

71714G102

Item 3                  Reporting Person.

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [X]	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4                  Ownership.

(a)	Prescott Capital and Mr. Phil Frohlich are the beneficial owners of 7,966,035 shares of Common Stock.

(b)
Prescott Capital and Mr. Phil Frohlich are the beneficial owners of 14.1% of the outstanding Common Stock.  This percentage is determined by dividing 7,966,035 by 56,442,195, the number of shares of Common Stock issued and outstanding as of August 1, 2014, as reported in the Issuer’s Form 10-Q filed on August 5, 2014.

(c)
Prescott Capital, as the general partner of the Small Cap Funds, the general partners of Prescott Master Fund, may direct the Small Cap Funds to direct the vote and disposition of the 7,966,035 shares of Common Stock held by Prescott Master Fund.  As the principal of Prescott Capital, Mr. Phil Frohlich may direct the vote and disposition of the 7,966,035 shares of Common Stock held by Prescott Master Fund.

Item 5                  Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6                  Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 15, 2014

Prescott Group Capital Management, L.L.C.

By:         /s/ Phil Frohlich
PHIL FROHLICH, Managing Member

Prescott Group Aggressive Small Cap, L.P.

By:         Prescott Group Capital Management, L.L.C., its general partner

By:         /s/ Phil Frohlich
PHIL FROHLICH, Managing Member

Prescott Group Aggressive Small Cap II, L.P.

By:         Prescott Group Capital Management, L.L.C., its general partner

By:         /s/ Phil Frohlich
PHIL FROHLICH, Managing Member

/s/ Phil Frohlich
Phil Frohlich